Filed pursuant to Rule 433
Free Writing Prospectus dated July 31, 2020
Registration Statement No. 333-222683-05

UNITED RENTALS (NORTH AMERICA), INC.
Pricing Term Sheet — July 31, 2020
$1,100,000,000 3.875% Senior Notes due 2031

The following information, filed pursuant to Rule 433, supplements the Preliminary Prospectus Supplement dated July 31, 2020, to the accompanying Prospectus dated January 24, 2018, filed as part of Registration Statement No. 333-222683-05.

Issuer:	United Rentals (North America), Inc. (the “Issuer”)

Title of Securities:	3.875% Senior Notes due 2031 (the “Notes”)

Aggregate Principal Amount:	$1,100,000,000

Distribution:	SEC Registered

Gross Proceeds:	$1,100,000,000

Net Proceeds (after underwriting discounts and commissions):	$1,089,000,000

Maturity:	February 15, 2031

Issue Price:	100%

Coupon:	3.875%

Yield to Maturity:	3.875%

Interest Payment Dates:	February 15 and August 15

Record Dates:	February 1 and August 1

First Interest Payment Date:	February 15, 2021

Optional Redemption:

Except as set forth below under “Optional Redemption with Equity Proceeds” and “Make-Whole Redemption”, the Issuer will not be entitled to redeem the Notes at its option prior to August 15, 2025.

The Issuer may, at its option, redeem some or all of the Notes at any time on or after August 15, 2025 at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, on the Notes redeemed to the applicable redemption date, if redeemed during the 12-month period beginning on August 15 of each of the years indicated below:

	Year	Percentage
	2025	101.938%
	2026	101.292%
	2027	100.646%
	2028 and thereafter	100.000%

Optional Redemption with Equity Proceeds:	At any time on or prior to August 15, 2023, the Issuer may, at its option, on one or more occasions, redeem up to 40% of the aggregate principal amount of the

Notes with the net cash proceeds of certain equity offerings, at a price equal to 103.875% of the aggregate principal amount of the Notes redeemed, plus accrued and unpaid interest, if any, to the redemption date.

Make-Whole Redemption:

At any time prior to August 15, 2025, the Issuer may, at its option, redeem some or all of the Notes at a price equal to 100% of the aggregate principal amount of the Notes to be redeemed, plus a “make-whole” premium and accrued and unpaid interest, if any, to the redemption date.

Change of Control:

Upon certain change of control events during a period when the change of control offer to purchase provisions under the Indenture apply, the Issuer must offer to repurchase the Notes at 101% of principal amount plus accrued and unpaid interest, if any, to the purchase date.

Trade Date:	July 31, 2020

Settlement Date:	August 10, 2020 (T+6)

Extended Settlement:

Delivery of the Notes will be made against payment therefor on or about August 10, 2020, which will be the sixth business day following the date of pricing of the Notes, or “T+6.” Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of pricing or the next three succeeding business days will be required, by virtue of the fact that the Notes initially settle in T+6, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement.

CUSIP/ISIN Numbers:	911363 AM1 / US911363AM11

Bookrunners:

BofA Securities, Inc.

Morgan Stanley & Co. LLC

Wells Fargo Securities, LLC

Citigroup Global Markets Inc.

Scotia Capital (USA) Inc.

MUFG Securities Americas Inc.

Barclays Capital Inc.

Deutsche Bank Securities Inc.

J.P. Morgan Securities LLC

Co-Managers:	SunTrust Robinson Humphrey, Inc. TD Securities (USA) LLC PNC Capital Markets LLC

The Issuer has previously filed a registration statement (including a prospectus and a preliminary prospectus supplement) on Form S-3 with the Securities and Exchange Commission (the “SEC”), for the offering to which this communication relates.  Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and post-effective amendment and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling toll free 1-800-294-1322 or by emailing BofA Securities, Inc. at: dg.prospectus_requests@bofa.com.  Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded.  Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.